The 116th Ordinary General Shareholders' Meeting

Notice of Convocation

Date and time:

10:00 a.m., Thursday, June 11, 2020

Venue:

Resolutions:

Pictures from the award-winning entries of the 13th Dream Car Art Contest (2019)

TOYOTA MOTOR CORPORATION

(Securities Code 7203)

Worldwide Olympic Partner | TOYOTA | Worldwide Paralympic Partner

Placing top priority on the safety and security of our shareholders, we recommend that you refrain from attending the general shareholders' meeting in person to prevent the spread of COVID-19.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Five Main Principles of Toyoda

•	Always be faithful to your duties, thereby contributing to the company and to the overall good.

•	Always be studious and creative, striving to stay ahead of the times.

•	Always be practical and avoid frivolousness.

•	Always strive to build a homelike atmosphere at work that is warm and friendly.

•	Always have respect for spiritual matters, and remember to be grateful at all times.

Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services.

I would like to express our gratitude for your ongoing support and understanding of our company.

First of all, please allow me to express my deep sadness from the lives lost due to COVID-19, and to extend my heartfelt sympathies to those who are currently suffering from its effects. I would also like to express my sincere respect to national and local government officials and healthcare professionals who are working day and night on the frontlines in the fight to contain the virus.

There has been a sharp decline in the movement of people and goods, and the economy has been hit hard. While the outlook for the future remains unclear, I believe that as a member of the automotive industry, which has a wide range of contacts with various sectors of society, we have a big role to play. What we can do now at Toyota is thank healthcare workers who are fighting on the frontlines, as well as their families, and provide any support we can, do our utmost to keep doing business in order to keep the economy running, and make preparations to become the number one driver of the economy when we finally come out of this crisis.

During past crises, we regrettably had to spend significant time to make a recovery because we put the brakes on R&D and capital expenditures all at once. This time, we will create a stronger corporate structure by reviewing our operations from the three perspectives of “things we will stop doing,” “things we will change,” and “things we will continue to do.” For a manufacturing (monozukuri) company, technology and skilled human resources are more important than anything else. We will make every effort, believing that safeguarding the workplace of such workers leads to sustainable corporate growth.

People have rediscovered the “joy of moving” from not being able to go outside. The word “move” can also mean “moving your heart to change” and “being moved (emotionally).” So that, at the end of this so-called “winter,” a greater number of people than ever can derive enjoyment from movement, we need to make our cars even better and even more wonderful. I want to fully do what we can do now, and with the spirit of being “contributive to the development and welfare of the country,” a sentiment that remains unchanged since our founding, deliver “happiness” to all people. We look forward to your ongoing support.

(Securities Code 7203)

May 27, 2020

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 116th Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the below for information about the upcoming the 116th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”).

As part our efforts to prevent the spread of COVID-19, we give top priority to the safety and security of our stakeholders. We therefore recommend that you refrain from coming to the venue of the General Shareholders’ Meeting, and that you exercise your voting rights by mail or via the Internet by no later than the close of business (5:30 pm) on Wednesday, June 10, 2020 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Thursday, June 11, 2020

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2020 (April 1, 2019 through March 31, 2020) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors
Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member
Proposed Resolution 3:	Partial Amendments to the Articles of Incorporation

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Guidance on Exercise of Voting Rights

Recommended methods
By attending the meeting Date and time of the meeting: 10:00 a.m., June 11, 2020 (Japan Time)	By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 10, 2020 (Japan Time).	Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 10, 2020 (Japan Time).

(1)	Points to note when attending the meeting

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-	Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders.

Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2)	Split voting

-	If you intend to engage in split voting, please submit to us written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

(3)	Matters to be disclosed via the Internet

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s website (https://global.toyota/en/ir/).

-	The result of resolutions of this General Shareholders’ Meeting will be posted on the above web site.

The message from the President, etc. at the meeting will be available on our online media, “Toyota Times.” (See P.74 for details.)

(4)	Other information

-	For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.

-

This year, we made many changes to the way we hold the General Shareholders’ Meeting. Among the changes are the discontinuance of gifts for attendees and the free shuttle bus service between the nearby stations and the venue.

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 9 Members of the Board of Directors

The Members of the Board of Directors are selected based on comprehensive consideration of suitability with the aim of ensuring prompt, appropriate decision-making and appointing the right person to the right position. TMC believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the Toyoda Precepts, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE* external partnerships based on trust and friendship and internal two way interactive teamwork. For outside members of our Board of Directors, TMC expects them to draw on their broad experience and insight in advancing our business from an independent standpoint.

TMC’s Board of Directors is to consist of persons with rich knowledge, deep insight and significant expertise and with consideration given to diversity. TMC’s Executive Appointment Meeting, more than half the members of which are outside members of the Board of Directors, makes recommendations to the Board of Directors regarding the appointment of Members of the Board of Directors.

The tenure of the office of all nine members of the Board of Directors will expire upon the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request the appointment of 9 Members of the Board of Directors. The candidates for the positions are as follows.

* “CASE” is an acronym for Connected, Autonomous / Automated, Shared, and Electric.

List of candidates for Directors

							Position / responsibilities at TMC			Number of
							Meetings			BoD
Candidate No.	Name		Gender	Age	Tenure as Director	Outside/ Independent Member	Executive Appointment Meeting	Executive Compensation Meeting	Areas of responsibility	meetings attended *
1	re-appointment	Takeshi Uchiyamada	Male	73	22		Chairman	Chairman	Chairman of BoD	17/17 (100%)
2	re-appointment	Shigeru Hayakawa	Male	66	5				Chief Sustainability Officer	17/17 (100%)
3	re-appointment	Akio Toyoda	Male	64	20				Chief Executive Officer Chief Branding Officer	16/17 (94%)
4	re-appointment	Koji Kobayashi	Male	71	2		Member	Member	Chief Risk Officer	17/17 (100%)
5	re-appointment	Shigeki Terashi	Male	65	7				Chief Competitive Officer Chief Project Officer	17/17 (100%)
6	New appointment or Newly appointed	James Kuffner	Male	49	—					—
7	re-appointment	Ikuro Sugawara	Male	63	2	Outside Member Independent	Member	Member		17/17 (100%)

8	re-appointment	Sir Philip Craven	Male	69	2	Outside Member Independent	Member	Member		17/17 (100%)

9	re-appointment	Teiko Kudo	Female	55	2	Outside Member Independent	Member	Member		16/17 (94%)

*	Describes the status of attendance at the Board of Directors for the year ended March 31, 2020.

Following are the nominees

Candidate No. 1	Position and areas of responsibility

Reappointed	Chairman of the Board of Directors

Takeshi Uchiyamada

Male

August 17, 1946 (Age: 73)

Chairman of the Board of Directors

Tenure as Director

22 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

77,039 common shares

Important concurrent duties

Outside Audit & Supervisory Board Member of TOKAI RIKA CO., LTD.

Outside Audit & Supervisory Board Member of Toyoda Gosei Co., Ltd.

Outside Director of JTEKT Corporation

Outside Director of MITSUI & CO., LTD.

Chairman of the Executive Appointment Meeting
Chairman of the Executive Compensation Meeting
Brief career summary
Apr.	1969	Joined TMC
		- Gained experience in engineering departments and contributed to the release of the World’s first mass-produced hybrid vehicle “Prius” as Chief Engineer.
Jun.	1998	Member of the Board of Directors of TMC
Jun.	2001	Managing Director of TMC
Jun.	2003	Senior Managing Director of TMC
		- In charge of production engineering and manufacturing. Established global production base.
Jun.	2005	Executive Vice President of TMC
Jun.	2012	Vice Chairman of TMC
Jun.	2013	Chairman of TMC (to present)

-  In 2015, announced “Toyota Environmental Challenge 2050.”

-  In 2017, as co-chair of the Hydrogen Council, initiative to promote hydrogen technologies around the world, encouraged hydrogen usage.

-  Holds/held posts of Chairman of METI Measurement Administration Council, Chairman of MIAC Information and Communications Council (to present), Expert Panel member of the Council for Science, Technology and Innovation, Vice Chairman of Nippon Keidanren (Japan Business Federation).

Reasons for nomination as a Board of Director candidate

<Recent Contribution>

Mr. Takeshi Uchiyamada has supervised the execution of operations by utilizing his broad and rich experience and insights in engineering and other areas as Chairman of the Board of Directors.

In particular, he led activities to gain support from stakeholders on various issues, such as environmental issues, that TMC faces by sharing his broad perspective. He is also currently serving as Chairman of the MIAC Information and Communications Council and he actively engages in activities outside of TMC.

As Chairman of the Board of Directors, he has promoted understanding with outside members of the Board of Directors through detailed explanations of each agenda item. As a result, the meetings have become more active due to more participation in discussions.

He also serves as Chairman of the Executive Appointment Meeting as well as Chairman of the Executive Compensation Meeting and leads the development of appropriate proposals based on opinions shared by outside members of the Board of Directors who constitute the majority of these meetings.

<Reasons for nomination as a Board of Director candidate>

Mr. Takeshi Uchiyamada considers and reflects on various stakeholders’ perspectives, promotes active discussions at Board of Directors meetings, and has succeeded at shepherding meaningful consensus among members. We believe that he will continue to contribute to the increase in our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

Candidate No. 2	Position and areas of responsibility
Reappointed	Chief Sustainability Officer

Shigeru Hayakawa

Male

September 15, 1953 (Age: 66)

Vice Chairman of the Board of Directors

Tenure as Director

5 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

36,480 common shares

Important concurrent duties

Representative Director of Institute for International Economic Studies

Brief career summary

Apr.	1977	Joined Toyota Motor Sales Co., Ltd.

-  Gained experience in external & public affairs departments and took charge of negotiations at the forefront of U.S.-Japan trade frictions when residing in New York over two periods, for a total of eight years, until 1999.

Jun.	2007	Managing Officer of TMC
Sep.	2007	Toyota Motor North America, Inc. President
		- Promoted activities to gain supports in American society when facing a decline in the number of automobiles sold, etc. resulting from the Lehman Brothers bankruptcy.
Jun.	2009	Retired from Toyota Motor North America, Inc. President
Apr.	2012	Senior Managing Officer of TMC
		- Assumed office as the Chief Officer of the External & Public Affairs Group in 2013. Improved communication with customers, local communities, and other stakeholders from a global viewpoint.
Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC
Apr.	2017	Vice Chairman of TMC (to present)
Reasons for nomination as a Board of Director candidate

<Recent Contribution>

Mr. Shigeru Hayakawa has been in charge of external & public affairs for many years and has worked to create an environment that encourages worldwide support of TMC’s activities, even in complicated international situations, by leveraging his rich international experience and the latest information gained from his networks outside of TMC.

In February of this year, he assumed the office of Chief Sustainability Officer and served as Chairman of the Sustainability Meeting. He leads TMC’s initiatives to resolve issues in order to make TMC a company that shareholders, customers, local communities, dealers, and suppliers will welcome.

Outside of TMC, he serves as Vice Chairman of the Nippon Keidanren (Japan Business Federation), and as Chairman of two committees of the Nippon Keidanren, namely, the Committee on U.S. Affairs and the Committee on Trade and Investment. He also serves as Vice Chairman of the Board of Directors of Japan-U.S. Business Council, and as Chairman of the Amicale au Japan pour la Maison de la culture du Japon à Paris. He encourages contributions to the stability and development of international society.

<Reasons for nomination as a Board of Director candidate>

Mr. Shigeru Hayakawa will contribute by taking initiative with respect to sustainability issues while considering geopolitical risks amid a growing sense of uncertainty worldwide. We believe that he will continue to contribute to the increase in our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

Candidate No. 3	Position and areas of responsibility

Reappointed	Chief Executive Officer

Akio Toyoda

Male

May 3, 1956 (Age: 64)

President, member of the Board of Directors

Tenure as Director

20 years

Number of Board of Director meetings attended

16/17 (94%)

No. and type of TMC shares owned

4,752,927 common shares

Important concurrent duties

Chairman and CEO of Toyota Motor North America, Inc.

Chairman of TOWA REAL ESTATE Co., Ltd.

Chairman of Japan Automobile Manufacturers Association, Inc.

Member of the Board of Directors of DENSO CORPORATION

Chief Branding Officer

Brief career summary
Apr.	1984	Joined TMC

-  Gained experience in disparate departments, including production and marketing departments, and promoted the operational reform of dealers based on the Toyota Production System. He also promoted the launch of Gazoo, a website presenting information on vehicles.

		- Served as an executive vice president at NUMMI*, a U.S. production joint venture, with General Motors Company in the U.S. in 1998.
Jun.	2000	Member of the Board of Directors of TMC
Jun.	2002	Managing Director of TMC
Jun.	2003	Senior Managing Director of TMC
Jun.	2005	Executive Vice President of TMC
Jun.	2009	President of TMC (to present)

-  Actively led on the front line during crises such as the consolidated operating deficits resulting from the Lehman Brothers bankruptcy in 2009, the large-scale recall issues in 2010 and the temporary suspension of operations resulting from the Great East Japan Earthquake and a flood in Thailand in 2011.

-  Attended CES, a consumer electronics trade fair, in Las Vegas, U.S., in 2018 to unveil “e-Palette,” a multi-purpose commercial electric vehicle using autonomous driving technology and declared TMC’s intention to transition to a mobility company.

-  After serving as a master test driver, he led the “ever-better cars manufacturing” initiative as chief officer to check how comfortable the car ride was, and led intiatives to strengthen TMC’s global brand power as Chief Branding Officer.

Reasons for nomination as a Board of Director candidate

<Recent Contribution>

Mr. Akio Toyoda executes operations as President by utilizing his broad and rich experience and insights.

In particular, he has promoted the enhancement of competitiveness throughout the group through the “home and away” strategy and other initiatives, and has built alliances outside of the industry in the face of great changes, such as the advent of autonomous driving and car-sharing services. At CES in January 2020, he revealed that TMC would build the “Woven City” project, a fully-connected prototype city, at Susono-city, Shizuoka-prefecture in 2021.

In order to “restore the inherent characteristics of Toyota,” through various opportunities, including work-site visits and Toyota Times, he embodies and communicates the values of continuous improvement with the spirit of “ever-better” as well as the need to change working styles. Through these efforts, he works on human resources development and corporate culture reform throughout the entire group.

<Reasons for nomination as a Board of Director candidate>

Mr. Akio Toyoda keenly senses societal changes, and will lead our reformation into a mobility company as chief officer and promote enhanced competitiveness throughout the group. We believe that he can continue to contribute to the increase of our corporate value in this way. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

*  NUMMI: New United Motor Manufacturing, Inc.

Note Mr. Akio Toyoda, who is President, member of the Board of Directors, concurrently serves as an Operating Officer (President).

Candidate No. 4	Position and areas of responsibility

Reappointed	Chief Risk Officer

Koji Kobayashi

Male

October 23, 1948 (Age: 71)

Member of the Board of Directors

Tenure as Director

2 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

24,216 common shares

Important concurrent duties

Chairman and Executive Director of TOYOTA Mobility Tokyo Inc.

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting
Brief career summary
Apr.	1972	Joined TMC
		- Gained experience primarily in accounting departments and domestic marketing departments.
		- In charge of contacts for negotiations with General Motors Company, a joint venture partner, towards establishing NUMMI*[1], our first manufacturing entity in the U.S., in 1982.
		- Directed the incorporation of TOYOTA FINANCE CORPORATION in 1988 and Toyota Financial Services Corporation in 2000 as chief officer, and thus contributed to establishing our financial business base.
Jun.	2004	Executive Director of DENSO CORPORATION
Jun.	2007	Senior Executive Director, Member of the Board of Directors of DENSO CORPORATION
Jun.	2010	Executive Vice President of DENSO CORPORATION
		- In charge of disparate departments, including corporate departments and overseas business departments.
Jun.	2015	Vice Chairman of DENSO CORPORATION
Feb.	2016	Advisor of TMC
Apr.	2017	Senior Advisor of TMC
Jan.	2018	Operating Officer (Executive Vice President) of TMC
Jan.	2018	Member of the Board of Directors of DENSO CORPORATION
Jun.	2018	Retired as member of the Board of Directors of DENSO CORPORATION
Jun.	2018	Member of the Board of Directors of TMC

-  Promoted total cost reduction initiatives, steadily advanced profitability initiatives in North America, and otherwise spearheaded the understanding and execution of TPS*[2] and cost-reduction initiatives, we have been refining since TMC was in its start-up phase.

-  Took the lead in transferring the electronic parts business and African business to affiliated companies and in establishing a joint-venture urban development business with Panasonic Corporation, and executed the “home and away” strategy to strengthen competitiveness.

Apr.	2020	Member of the Board of Directors and Operating Officer of TMC (to present)
Reasons for nomination as a Board of Director candidate

<Recent Contribution>

Mr. Koji Kobayashi is charged with leading and directing the Operating Officers as TMC’s Chief Risk Officer, and he promotes initiatives to maintain a stable management base.

In particular, he has led activities to improve efficiency of the balance sheet and to promote marketing and cost-reduction in a detailed and careful manner, together with the work sites in each business, from a risk management perspective, as well as increasing shareholder value by leveraging his experience in corporate departments, accounting departments, and at other company.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to the development of appropriate proposals by providing various opinions from a perspective of operational execution.

<Reasons for nomination as a Board of Director candidate>

Mr. Koji Kobayashi has demonstrated his leadership mainly in increasing the value of human capital, executing TPS and cost reduction initiatives, implementing next-generation investment, and maximizing group competitiveness to ensure that TMC will prevail in an environment of unprecedented competition. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

* 1 NUMMI: New United Motor Manufacturing, Inc.

* 2 TPS: Toyota Production System

Candidate No. 5	Position and areas of responsibility

Reappointed	Chief Competitive Officer

Shigeki Terashi

Male

February 16, 1955 (Age: 65)

Member of the Board of Directors

Tenure as Director

7 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

49,602 common shares

Important concurrent duties

Director of Hino Motors, Ltd.

President, Representative Director of EV C.A. Spirit Corporation

Chief Project Officer

Brief career summary
Apr.	1980	Joined TMC
		- Gained experience in engineering departments, involved in the development of the 13th “Crown” as Chief Engineer in 2005, and contributed to laying foundations for automated safety technologies.
Jun.	2008	Managing Officer of TMC
Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc.
		Executive Vice President
		- Resided in the U.S. for 5 years and contributed to TMC’s initiatives to complete design and planning locally.
May	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
Apr.	2012	Toyota Motor North America, Inc. President and COO
Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
Apr.	2013	Senior Managing Officer of TMC
Jun.	2013	Member of the Board of Directors and Senior Managing Officer of TMC
Jun.	2015	Executive Vice President of TMC
Apr.	2017	Member of the Board of Directors and Operating Officer (Executive Vice President) of TMC

-  Promoted the joint development of common architecture for electric vehicles by nine vehicle-related manufacturers, as President, Representative Director of EV C.A. Spirit Corporation.

-  Promoted the supply of patent licenses for vehicle electrification technologies free of charge and the establishment of a joint venture for developing, manufacturing, and marketing automotive batteries with Panasonic Corporation.

Apr.	2020	Member of the Board of Directors and Operating Officer of TMC (to present)
Reasons for nomination as a Board of Director candidate

<Recent Contribution>

Mr. Shigeki Terashi promotes projects to provide customers with vehicles equipped with state-of-the-art technologies.

He reviews the technological development of vehicles, such as electric vehicles, fuel-cell vehicles and methods used to provide those vehicles to customers, while also working to build alliances, by utilizing his rich experience and insights in the technology field. In particular, he led initiatives to conclude a comprehensive partnership agreement on batteries with Contemporary Amperex Technology Co., Ltd. (CATL) and to reach an agreement on the establishment of a joint venture for electric vehicle research and development with BYD Co., Ltd. (BYD), both in China. He approached each project with a determination to make timely judgments in consideration of regional/national trends, and to sincerely understand TMC’s competitive disadvantages with a modest willingness to learn from venture partners.

<Reasons for nomination as a Board of Director candidate>

Mr. Shigeki Terashi has demonstrated his ability to act in the course of developing vehicles required in the CASE* era and strengthening our competitiveness through the creation of alliances, with a view to promoting corporate growth over the mid-to long-term. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

* “CASE” is an acronym for Connected, Autonomous / Automated, Shared, and Electric.

Candidate No. 6	Position and areas of responsibility
Newly appointed	Chief Digital Officer (planned to assume office in June 2020)

James Kuffner

Male

January 18, 1971 (Age: 49)

Member of the Board of

Directors

Tenure as Director

—

Number of Board of Director meetings attended

—

No. and type of TMC shares owned

—

Important concurrent duties

Chief Executive Officer of Toyota Research Institute-Advanced Development

Brief career summary
Aug.	1999	Japan Society for the Promotion of Science (JSPS) Postdoctoral Research Fellow
		- Conducted research at the University of Tokyo
Jan.	2002	Research Scientist of Carnegie Mellon University
		- Conduct development of robotics as a roboticist
Jan.	2005	Assistant Professor of Carnegie Mellon University
Jan.	2008	Associate Professor of Carnegie Mellon University
Sep.	2009	Adjunct Associate Professor of Carnegie Mellon University
Sep.	2009	Research Scientist of Google
Jul.	2013	Engineering Director of Google
Jan.	2016	Chief Technology Officer of Toyota Research Institute
Mar.	2018	Chief Executive Officer of Toyota Research Institute-Advanced Development (to present)
Mar.	2018	Executive Advisor of Toyota Research Institute (to present)
Jan.	2020	Senior Fellow of TMC (to present)
Jun.	2020	Operating Officer of TMC (to be determined)
Reasons for nomination as a Board of Director candidate

<Recent Contribution>

Dr. James Kuffner promotes automated driving technologies as a Senior fellow of Toyota Motor Corporation. He has served as Chief Executive Officer of TRI-AD* since 2018 and has been leading technology developments, including automated driving technologies for Mobility Services and creating HD maps for automated driving. Furthermore, as a Senior Fellow of TMC, he leads the “Woven City” project, a fully-connected prototype city, which was revealed at 2020 CES in Las Vegas, U.S.

<Reasons for nomination as a Board of Director candidate>

As the importance of software is growing significantly due to automated driving and connected services, we believe that Dr. James Kuffner will contribute to enhance our corporate value as he takes a key role in transforming car manufacturing. For this reason, we hereby nominate him as a candidate of a member of the Board of Directors.

*  TRI-AD: Toyota Research Institute-Advanced Development

Candidate No. 7	Position and areas of responsibility

Reappointed	Member of the Executive Appointment Meeting
Outside	Member of the Executive Compensation Meeting
Independent	Brief career summary

Ikuro Sugawara Male March 6, 1957 (Age: 63) Member of the Board of Directors Tenure as Director 2 years Number of Board of Director meetings attended 17/17 (100%) No. and type of TMC shares owned — Important concurrent duties —	Apr.	1981	Joined Ministry of International Trade and Industry
			- Resided in Washington D.C. for 3 years, from 1997, to focus on gathering information related to social security and network creation.
	Jul.	2010	Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry
	Sep.	2012	Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry
			- Concurrently served as an officer responsible for forming the Basic Policies for Macroeconomic Growth and made efforts to manage and execute related measures.
	Jun.	2013	Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
	Jul.	2015	Vice-Minister of Ministry of Economy, Trade and Industry
	Jul.	2017	Retired from the Ministry of Economy, Trade and Industry
	Aug.	2017	Special Advisor to the Cabinet
	Jun.	2018	Retired as Special Advisor to the Cabinet
	Jun.	2018	Member of the Board of Directors of TMC (to present)
	Reasons for nomination as an outside member of the Board of Director candidate

<Recent Contribution>

Mr. Ikuro Sugawara has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge in policy-making and organizational management cultivated when serving as a public officer, he accurately pointed out the need to emphasize political developments in other regions/countries and to evaluate issues by considering customer needs, mainly from the viewpoints of risk management and the present international context.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by making comments on various issues including the need for a more objective compensation system.

<Reasons for nomination as an outside member of the Board of Director candidate>

Mr. Ikuro Sugawara is able to give advice on our responses to complicated international situations from an independent standpoint by utilizing his high level of expertise and broad network. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

There is no special interest between the Group and Mr. Ikuro Sugawara. TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director

Mr. Ikuro Sugawara is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Mr. Ikuro Sugawara to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

Candidate No. 8	Position and areas of responsibility

Reappointed	Member of the Executive Appointment Meeting
Outside	Member of the Executive Compensation Meeting
Independent	Brief career summary

Sir Philip Craven Male July 4, 1950 (Age: 69) Member of the Board of Directors Tenure as Director 2 years Number of Board of Director meetings attended 17/17 (100%) No. and type of TMC shares owned — Important concurrent duties —	Jul.	1989	Founding President of the International Wheelchair Basketball Federation
	Dec.	2001	President of the International Paralympic Committee

-  Promoted the standing of the Paralympic games through various reforms. Successfully organized the Paralympics in parallel with the Olympic games during the 2008 Beijing Olympic & Paralympic Games and promoted the realization of a global society where any person can display his/her own character and full ability when given the opportunity.

	Jul.	2002	Retired as President of the International Wheelchair Basketball Federation
	Sep.	2017	Retired as President of the International Paralympic Committee
	Jun.	2018	Member of the Board of Directors of TMC (to present)
	Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Sir Philip Craven has supervised the execution of operation from an independent standpoint as an outside member of the Board of Directors. Specifically, by utilizing his experience and knowledge obtained from leading international organizations, he has contributed to the discussions mainly on human resource development through pointing out the importance of building trusting relationships with alliance partners and proactive leadership in each region/country.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by providing various opinions on matters such as the importance of diversity.

<Reasons for nomination as an outside member of the Board of Director candidate>

Sir Philip Craven will continue to contribute to the increase of TMC’s corporate value by utilizing his expertise obtained through management of international organizations and reflecting viewpoints of various stakeholders. Based on these reasons, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Sir Philip Craven served as an executive of the International Paralympic Committee. Although TMC and the International Paralympic Committee engage in business transactions, TMC has determined that there are no conflicts of interest with shareholders and investors as a reasonable period of time has passed since his retirement.

Notes: 1.  Registration of independent director

Sir Philip Craven is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Sir Philip Craven to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

Candidate No. 9	Position and areas of responsibility

Reappointed	Member of the Executive Appointment Meeting
Outside	Member of the Executive Compensation Meeting

Independent	Brief career summary

Teiko Kudo Female May 22, 1964 (Age: 55) Member of the Board of Directors Tenure as Director 2 years Number of Board of Director meetings attended 16/17 (94%) No. and type of TMC shares owned 915 common shares Important concurrent duties Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	Apr.	1987	Joined Sumitomo Bank

-  Joined the bank as one of the first female management trainees. Engaged in project finance, worked in Hong Kong for 3 years, and held key senior positions, such as Head of Environmental Solutions and Head of Growth Industry Cluster. Managed projects related to infrastructure, renewable energy and natural resource development in and outside of Japan. Also led several projects to support growth areas such as new energy, natural resources, environment, AI and Robotics as well as finance when serving as Head of Growth Industry Cluster.

	Apr.	2014	Executive Officer of Sumitomo Mitsui Banking Corporation
	Apr.	2017	Managing Executive Officer of Sumitomo Mitsui Banking Corporation
	Jun.	2018	Member of the Board of Directors of TMC (to present)
	Apr.	2020	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)
	Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Ms. Teiko Kudo has supervised execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, she has contributed to the financial and risk management of TMC including precise advice on the importance of examining adequacy of investments when making alliances and of being aware of potential risks in regions/countries.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, she has contributed to the development of appropriate proposals by making comments from a number of perspectives, including validating the appropriateness of various matters through confirming the background and reasons.

<Reasons for nomination as an outside member of the Board of Director candidate>

Ms. Teiko Kudo possesses a high level of expertise in the realm of finance. We believe that she will continue to contribute to the increase of our corporate value, especially through her advice on the appropriateness of investments and risk management issues. As such, we hereby nominate her as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Ms. Teiko Kudo is a Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation, with which TMC has business transactions. However, in light of scale of the transactions, TMC has determined that there are no conflicts of interest with shareholders and investors.

	Notes:	1. Registration of independent director

   Ms. Teiko Kudo is a candidate to become an outside member of the Board of Directors. She is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

		2. Outline of limited liability agreement

   TMC has entered into a limited liability agreement with Ms. Teiko Kudo to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with her.

Note:

The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/12/2020), except for the information of the number and type of TMC shares owned, which is as of 3/31/2020.

Proposed Resolution 2: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below. This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Members, Ms. Yoko Wake, Mr. Hiroshi Ozu, and Mr. Nobuyuki Hirano. In the event the candidate becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term. This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

Reappointed	Brief career summary

Ryuji Sakai Male August 7, 1957 (Age: 62) Substitute Audit & Supervisory Board Member No. and type of TMC shares owned — Important concurrent duties Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd. Outside Audit & Supervisory Board Member of Tokyo Electron Limited	Apr.	1985	Registered as attorney
			joined Nagashima & Ohno
	Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
	Jan.	1995	Partner, Nagashima & Ohno
	Jan.	2000	Partner, Nagashima Ohno & Tsunematsu (to present)
	Reasons for nomination as a Substitute Outside Audit & Supervisory Board Member candidate

Mr. Ryuji Sakai possesses a wealth of experience and highly specialized knowledge acquired through his many years of activities, mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising, and M&A. As such, we believe that he is capable of adequately executing his duties and hereby nominate him as a candidate to continue as a Substitute Outside Audit & Supervisory Board Member.

Notes: 1.  The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/12/2020) except for the information of the number and type of TMC shares owned, which is as of 3/31/2020.

2. Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:

(1)   Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(2)   Outline of limited liability agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Proposed Resolution 3: Partial Amendments to the Articles of Incorporation

1. Reason for Amendments

TMC announced “Toyota Environmental Challenge 2050” in 2015 and has since been promoting the use and application of renewable energy to achieve zero CO2 emissions at our plants all over the world. As a part of this initiative, TMC, Chubu Electric Power Co., Inc. and Toyota Tsusho Corporation concluded an agreement to establish Toyota Green Energy LLP. Once the new entity under this agreement is established as planned after this General Shareholders’ Meeting, it will obtain and manage renewable energy sources in Japan and supply electric power from renewable energy sources to the Toyota Group in the future.

In accordance therewith, TMC will also engage in the electric power business. Therefore, TMC is partially amending Article 2 of its Articles of Incorporation in order to add “power generation and the supply and sale of electric power” to the business purposes provided for in its Articles of Incorporation.

2. Details of Amendments

The details of amendments are as follows.

We propose that the following amendments be made effective upon the conclusion of the General Shareholders’ Meeting:

(Underlined part indicates amendments)
Current Articles of Incorporation	Proposed Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS
Article 2. (Purpose)	Article 2. (Purpose)
The purpose of the Corporation shall be to engage in the following businesses:	(The same as the current provisions)
(1) - (16) (Omitted)	(1) - (16) (The same as the current provisions)
(New)	(17) power generation and the supply and sale of electric power;
(17) the sale of goods related to each of the preceding items and mineral oil;	(18) the sale of goods related to each of the preceding items and mineral oil;
(18) the conducting of engineering, consulting, invention and research relating to each of the preceding items and the utilization of such invention and research; and	(19) the conducting of engineering, consulting, invention and research relating to each of the preceding items and the utilization of such invention and research; and
(19) any businesses incidental to or related to any of the preceding items.	(20) any businesses incidental to or related to any of the preceding items.

<Reference>

Six Environmental Challenges to Be Achieved by Toyota Toward 2050

Challenge 1

New Vehicle Zero CO_2 Emissions Challenge

Reduce global average CO_2 emissions during operation from new vehicles by 90% from Toyota's 2010 global level

Challenge 2

Life Cycle Zero CO_2 Emissions Challenge

Completely eliminate all CO_2 emissions from the entire vehicle life cycle

Challenge 3

Plant Zero CO_2 Emissions Challenge

Achieve zero CO_2 emissions at all plants worldwide by 2050

Challenge 4

Challenge of Minimizing and Optimizing Water Usage

Minimize water usage and implement water discharge management based on individual local conditions

Challenge 5

Challenge of Establishing a Recycling-based Society and Systems

Promote global deployment of End-of-life vehicle treatment and recycling technologies and systems developed in Japan

Challenge 6

Challenge of Establishing a Future Society in Harmony with Nature

Connect nature conservation activities beyond the Toyota Group and its business partners among communities, with the world, to the future

Challenge 3

Effective Use of Renewable Energy Toward Creating a Decarbonized Society by 2050

In recent years, one means of decarbonization that holds particular promise is the use of renewable energy. Toyota is working to reduce CO_2 through comprehensive energy-saving activities by daily *kaizen* and introduction of innovative technologies at manufacturing sites. In addition, to decarbonize the energy needed, Toyota is promoting both the introduction of renewable energy and the utilization of hydrogen.

The utilization of renewable energy is an issue that needs to be addressed throughout society, and accordingly, we are collaborating with many parties including the national and local governments as well as local communities and other businesses. Our objective is to achieve zero CO_2 emissions at our plants all over the world by 2050.

Toyota is expanding the use of renewable energy while taking into consideration the perspectives of environmental, regional, and economic factors. Toyota actively participates in creating systems and mechanisms that lead to the widespread use of renewable energy and is working to expand the use of renewable energy throughout society.

Main Projects Overseas

- Europe: 100 Percent Renewable Electricity Used at 4 Plants
- Asia-Pacific: Solar Power Generation Introduced in Southeast Asia, India, and Taiwan
- North America: Renewable Electricity Covers All Electric Power at North American Headquarters Campus
- South Africa: Continue Introduction of Solar Power Generation
- South America: 100 Percent Renewable Electricity by 2020
- China: Solar Power Generation Being Introduced at Plants

New North American headquarters

Solar panels at a new plant in China

Attachment to the Notice of Convocation of the 116th Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2019 through March 31, 2020)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2020

Reviewing the general economic environment for the fiscal year ended March 2020 (“FY2020”), the world economy changed from a trend of moderate expansion to a sharp slowdown due to the effects of trade frictions and the impact of COVID-19 spreading from China to North America, Europe and Asia. Automotive markets slumped in China and some emerging countries, but remained stable in developed countries and declined only slightly in the world as a whole. However, COVID-19 has begun to have a major impact, leading to the suspension of operations at factories and the suspension of business at dealers worldwide.

Overview of Operations

In this business environment, the Toyota group has been striving to make “ever-better cars” that exceed customer expectations. We developed a new Yaris model with the aim of creating a car with high-quality ride comfort and the latest safety and security technologies, while taking advantage of the nimble handling of a compact car. In addition, we commenced sales of the Raize, which caters to the desires of customers who want to drive an SUV and load their cars with a lot of luggage, but also have a car that is compact and easy to drive. In addition, we will launch the Highlander, a mid-size SUV suitable for city driving and multi-passenger use, gradually in overseas markets starting with the U.S. In the Lexus brand, we premiered in China the UX 300e, which pursues refined, pure, exhilarating performance and excellent quietness unique to Lexus electric vehicles (EVs), while maintaining the distinctive design, high convenience and ease of handling of the Lexus UX compact crossover. We also unveiled the GR Yaris – a sports car imbued with the knowledge and know-how to make it an FIA World Rally Championship winner – at the Tokyo Auto Salon 2020.

In this way, we have actively improved our product lineup to further meet customer needs, and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. However, due to the impact of COVID-19 and other factors, global vehicle sales, including the Daihatsu and Hino brands, decreased by 146 thousand units (or 1.4%) from FY2019 to 10,457 thousand units. Going forward, we will continue to accelerate local production and development, including in the U.S. and China, in order to contribute to countries and regions around the world.

In addition, in the automobile manufacturing arena, we are steadily promoting external partnerships based on trust and friendship and internal two-way, interactive teamwork. Toyota Motor Corporation (TMC) and SUZUKI MOTOR CORPORATION reached an agreement to acquire each other’s shares for the purpose of collaboration in new fields, including automated driving, in addition to electrification technologies and technologies for compact vehicles. Also, TMC reached an agreement with SUBARU CORPORATION for TMC to increase its equity stake in SUBARU CORPORATION, and for SUBARU CORPORATION to acquire shares in TMC, in order to deepen further our relationship and strengthen our ties while continuing to respect the identity of each other’s brand.

In non-automotive operations, for our financial services, in response to the shift from “owning” cars to “using” cars, we started the nationwide rollout of our KINTO beloved-car subscription service in Japan, and also began offering our payment app, TOYOTA Wallet, a platform that contributes to making everyday payments more convenient for customers and establishing the foundation for a mobility society. As for the housing business, we established a new joint venture, Prime Life Technologies Corporation, with Panasonic Corporation in the field of town development. By fusing the mobility services initiatives promoted by TMC and the “lifestyle updates” initiatives spearheaded by Panasonic, we aim to create new value within the town as a whole.

Consolidated Financial Results for FY2020

For the consolidated financial results for FY2020, although we made progress in profit improvement activities such as cost improvement, due mainly to the appreciation of the yen, consolidated net revenues decreased by 295.6 billion yen (or 1.0%) to 29,929.9 billion yen compared with FY2019 and consolidated operating income decreased by 24.6 billion yen (or 1.0%) to 2,442.8 billion yen compared with FY2019. Consolidated net income attributable to Toyota Motor Corporation increased by 193.3 billion yen (or 10.3%) to 2,076.1 billion yen compared with FY2019.

The breakdown of consolidated net revenues is as follows:

	Yen in millions unless otherwise stated
	FY2020 (April 2019 through March 2020)	FY2019 (April 2018 through March 2019)	Increase (Decrease)	Change (%)
Vehicles	22,852,916	23,066,190	(213,274)	(0.9)
Parts and components for overseas production	603,928	625,483	(21,555)	(3.4)
Parts and components for after service	2,103,478	2,093,437	10,041	0.5
Other	1,274,163	1,249,382	24,781	2.0
Total Automotive	26,834,485	27,034,492	(200,007)	(0.7)
Financial Services	2,170,243	2,120,343	49,900	2.4
Other	925,264	1,070,846	(145,582)	(13.6)

Total	29,929,992	30,225,681	(295,689)	(1.0)

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2020 was 20,552.9 billion yen.

(3) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2020 were 1,393.0 billion yen.

As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2020 were 1,110.3 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2017 (April 2016 through March 2017)	FY2018 (April 2017 through March 2018)	FY2019 (April 2018 through March 2019)	FY2020 (April 2019 through March 2020)
Net revenues	27,597,193	29,379,510	30,225,681	29,929,992
Operating income	1,994,372	2,399,862	2,467,545	2,442,869
Net income attributable to Toyota Motor Corporation	1,831,109	2,493,983	1,882,873	2,076,183
Net income attributable to Toyota Motor Corporation per common share - Basic (yen)	605.47	842.00	650.55	735.61
Mezzanine equity and Shareholders’ equity	18,668,953	19,922,076	20,565,210	21,241,851

Total assets	48,750,186	50,308,249	51,936,949	52,680,436

(5) Issues to be Addressed

As for the global economy going forward, there is concern that there will be a sharp decline in many countries and regions due to the impact of COVID-19. The production and sales of automobiles have already been greatly affected. We hope that the outbreak will be contained as early as possible, and the entire Toyota group will work as one to deal with this issue. Meanwhile, from a medium- to long-term perspective, the automotive industry is entering a once-in-a-century transformational period in response to environmental issues and other social challenges, as well as the rapid progress in technological innovation such as electrification, automated driving, connected vehicles and car-sharing.

In such a business environment, the Toyota group intends to accelerate activities in the following fields to pursue our objective of “challenging for the future” to create new value and “growing steadily each year” to strengthen true competitiveness year by year.

1) Woven City

At CES, a consumer electronics trade fair, held in Las Vegas, United States in January this year, we revealed the plans for our “connected city” project. We will develop a site at Toyota Motor East Japan, Inc.’s Higashi Fuji Plant to create a new prototype city where we can introduce and verify technologies such as automated driving, Mobility as a Service (MaaS), personal mobility, robotics, smart homes and artificial intelligence (AI) in a real-world environment. In anticipation of an era in which all things and services that support people’s lives will be connected, our aim is to continue creating new value and business models by speeding up the cycle of development and verification of technologies and services in this city. We named the city “Woven City” because of the way the streets are woven like a mesh.

By demonstrating future technologies in both the virtual and real world, we believe that we can maximize the potential created by connecting people, buildings, cars, and other things and services with information. We will create the new city in collaboration with various partner companies and researchers who wish to join us in our pursuit of an ever-better way of life and mobility for all.

Also, in March of this year, TMC reached an agreement on a business and capital alliance with NIPPON TELEGRAPH AND TELEPHONE CORPORATION. The two companies will work closely to jointly build and operate the “Smart City Platform,” which is a core foundation for realizing smart cities, and aim to introduce it successively in various cities in Japan and worldwide, starting with Woven City.

Woven City (Image of plan)

2) Electrification

The electrification of vehicles is imperative to address environmental issues. The Toyota group aims to provide the most suitable vehicles that match customer preferences in light of the energy and infrastructure development situation in each country and region, as well as the characteristics of eco-cars, based on the stance that eco-cars can only truly have a significant positive impact if they are widely used.

For hybrid electric vehicles, which is our main type of electrified vehicles, we will improve the performance of the Toyota Hybrid System and develop various models, such as high-powered models and simplified models, for full-scale use, and thereby expand our product lineup that meets various customer needs. With regard to electric vehicles (EVs), we are promoting three main initiatives. The first is to build a new business model. In Japan, we understand that there are customer needs for compact, short-distance, corporate-use EVs, and we will launch initiatives utilizing ultra-compact BEVs (battery electric vehicles) that we plan to start selling this year. The second is to efficiently develop in collaboration with our partner companies, each of which has its own specialty, a variety of EVs that meet the demands of regions in which markets are being formed, such as China, the U.S., and Europe.

The third is to develop high-performance batteries and construct a supply system to respond to a rapid increase in battery demand. We established a joint venture with Panasonic Corporation and are collaborating with global battery manufacturers such as China’s Contemporary Amperex Technology Co., Ltd. (CATL) and BYD Co., Ltd. (BYD). As for fuel cell vehicles, we plan to release at the end of this year the next-generation Mirai with significantly improved performance as a result of revamping the entire fuel cell system, and the cruising range extended by about 30% compared to the previous generation mainly by expanding the hydrogen capacity. As for commercial vehicles, we have started trucking operations based at the Port of Los Angeles in the United States using fuel cell electric heavy-duty trucks.

To realize a sustainable low carbon society, we will promote the spread of electrified vehicles at a speed exceeding the target of “global annual sales of more than 5.5 million electrified vehicles in 2030.”

3) Automated driving

Since the 1990s, the Toyota group has continuously engaged in automated driving technology R&D aimed at contributing to the complete elimination of traffic casualties. The development philosophy, “Mobility Teammate Concept,” is about building relationships between people and vehicles as if they were teammates. In order to enable many people to use automated driving technologies and preventive safety technologies, in addition to adopting the preventive safety package for new models, we launched a pedal misapplication prevention system that can be retrofitted in cars that people already own, and are gradually expanding the models that it can be used with. In addition, we invested in Uber Technologies, Inc.’s Advanced Technologies Group to accelerate the development and commercialization of autonomous ride-sharing vehicles. Furthermore, Toyota Research Institute, Inc., which is engaged in the research and development of artificial intelligence as the underpinning technology for automated driving, will make the TRI-P4 automated driving test vehicle available for public demonstration rides in the future.

We are working on the development and popularization of automated driving technology with the ultimate aim of providing all people with safe, convenient, and enjoyable mobility.

4) Connected cars and Mobility as a Service (MaaS)

The Toyota group is promoting its Connected Strategy through three initiatives, namely “connect all cars,” “use big data,” and “create new mobility services.” The vital infrastructure is our Mobility Service Platform (MSPF). MSPF is built on the top layer of the cloud architecture that is the point of contact with connected cars. The aim is that, through MSPF, connected cars will be able to openly link to all businesses and services, contributing to the creation of a new mobility society. First, by the end of this year, almost all passenger cars sold in Japan, the U.S. and China will be equipped with an on-board Data Communication Module, and such cars will be gradually rolled out to other regions.

We are advancing MaaS by two approaches. The first is where we and our dealers are the main business entities. In Japan, we commenced last year the nationwide rollout of Toyota Share car-sharing services through our dealers and car rental and leasing branches, and Chokunori! unmanned rent-a-car services as a new service for rental cars.

The second is when collaborating with leading regional MaaS providers. In Asia, we commenced vehicle data sharing with Grab Holdings Inc. on MSPF, and launched the total care service for ride-sharing vehicles that provides integrated vehicle management, insurance and maintenance. In addition, as part of the initiative with the company, we reduced the servicing time of MaaS vehicles that have high occupancy rates but require frequent maintenance by half through the introduction of the Toyota Production System (TPS). In China, we established a joint venture with Didi Chuxing Technology Co. last year and started the company’s rental business for drivers. In the future, it will be necessary to build a new business model by utilizing MaaS vehicles with automated driving functions (Autono-MaaS). We are working on development for the early introduction of three vehicles specifically designed for MaaS that also incorporate electrification.

5) Cost reduction and Toyota Production System (TPS)

To strengthen our competitiveness, we are thoroughly honing our TPS and approach to cost reduction, which are components of our corporate DNA that have been passed down from our predecessors as our strengths. Examining costs means examining actions. Each individual examines every action from daily work to each project, and thinks and reexamines what is wasteful, drawing on the full extent of their knowledge and abilities. In addition, since last year, we have been working to improve our business with the participation of all employees in order to spread a culture of constant improvement. As a result, company-wide participation in the Creative Suggestion system has risen from 60% to 90%. We will continue to work on 100% participation and quality improvement.

Furthermore, together with our suppliers, who are our partners, we are promoting activities that go beyond conventional activities and lead to improved competitiveness. Many problems have been shared in our communication with each supplier, and the entire company is working to solve each and every issue. We have also started to deepen our activities throughout the supply chain, not limited to some suppliers.

Newly hired employee reporting improvements to the President

6) Human Resources system

Toyota is entering a once-in-a-century transformational period, and we believe it is important to return to our essence. The fundamental stance that we must safeguard as people who work at Toyota is to “be honest, non-deceptive and open,” and the source of Toyota’s competitiveness lies in the TPS and in our ability to streamline costs.

In order to reclaim our essence, we will consolidate the positions of Executive Vice President and Operating Officer into the position of Operating Officer, thereby encouraging the President and the next generation of leaders to have direct conversations and spend time deliberating issues together.

In addition, in order to foster professionals with the expertise and human competencies to compete in multiple arenas, we have reformed our various human resources systems, including evaluation standards, beginning this year. We have eliminated various barriers regarding educational background, position and title, and created a human resources system that rewards those who strive to grow and work for the sake of fellow employees. We are committed to undertaking reforms as an opportunity to remodel the way all of our executives and employees work.

To advance these initiatives, at Toyota group, we will stay true to our founding spirit of “contributing to society by Monozukuri (manufacturing)” and will move forward through the united efforts of our executives and employees with humility, gratitude and passion, placing top priority on quality and safety. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends considering a consolidated payout ratio of 30% to shareholders of common stock as an indication. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

With regard to the repurchase of shares of our common stock, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock in order to promote capital efficiency.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

(7) Main Business

The Toyota group’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Toyota Technical Center Higashi-Fuji	Shizuoka Prefecture
Toyota Technical Center Shimoyama	Aichi Prefecture

Note: The Hirose Plant was transferred to DENSO CORPORATION as of April 1, 2020.

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries.”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2019
359,542	(11,328)

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00		Manufacture and sales of automobiles
	TOYOTA Mobility Tokyo Inc.	Tokyo	18,100	100.00		Sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00	*	Finance of automobile sales, Card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00	*	Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Management of all North American affiliates

	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles

	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing de Baja California S .de R.L.de C.V.	Mexico	USD 239,949	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 71,078	100.00	*	Manufacture and sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 137,350	100.00	*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00	*	Manufacture and sales of automobiles
	OOO“TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 4,100,000	100.00	*	Finance of automobile sales
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75	*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 16,600,000	87.16	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued

	Common shares	3,262,997,492 shares

	First Series Model AA Class Shares	47,100,000 shares

(3)	Number of Shareholders	587,947

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)			Percentage of shareholding (%)
	Common shares	First series Model AA class shares	Total
Japan Trustee Services Bank, Ltd.	357,454	180	357,634	12.71
Toyota Industries Corporation	238,466	—	238,466	8.48
The Master Trust Bank of Japan, Ltd.	201,990	—	201,990	7.18
Nippon Life Insurance Company	126,772	560	127,332	4.53
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	101,530	—	101,530	3.61
DENSO CORPORATION	89,915	—	89,915	3.20
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	78,582	—	78,582	2.79
Mitsui Sumitomo Insurance Company, Limited	56,814	—	56,814	2.02
Trust & Custody Services Bank, Ltd.	51,089	—	51,089	1.82
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,064	—	51,064	1.82

Note:	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (496,845 thousand shares) from the total number of shares issued.

3. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	* Chairman of the Board of Directors	- Chairman of the Board of Directors - Chairman of the Executive Appointment Meeting - Chairman of the Executive Compensation Meeting

- Outside Audit & Supervisory Board Member of TOKAI RIKA  CO., LTD.

- Outside Audit & Supervisory Board Member of Toyoda Gosei Co., Ltd.

- Outside Director of JTEKT Corporation

- Outside Director of MITSUI & CO., LTD.

Shigeru Hayakawa	* Vice Chairman of the Board of Directors	- Chief Sustainability Officer	- Representative Director of Institute for International Economic Studies

Akio Toyoda	* President, Member of the Board of Directors	- Chief Executive Officer - Chief Branding Officer

- Chairman and CEO of Toyota Motor North America, Inc.

- Chairman of TOWA REAL ESTATE Co., Ltd.

- Chairman of Japan Automobile Manufacturers Association, Inc.

- Member of the Board of Directors of DENSO CORPORATION

Koji Kobayashi	* Member of the Board of Directors	- Chief Financial Officer - Chief Risk Officer - Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Chairman and Executive Director of TOYOTA Mobility Tokyo Inc.

Didier Leroy	Member of the Board of Directors	- Chief Competitive Officer	- Chairman of Toyota Motor Europe NV/SA - Vice Chairman of Toyota Motor North America, Inc. - Outside Member of the Board of Toyota Tsusho Corporation

Shigeki Terashi	Member of the Board of Directors	- Chief Technology Officer	- Director of Hino Motors, Ltd. - President, Representative Director of EV C.A. Spirit Corporation

Ikuro Sugawara	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting

Sir Philip Craven	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting

Teiko Kudo	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Name	Position	Areas of responsibility	Important concurrent duties
Haruhiko Kato	Full-time Audit & Supervisory Board Member		- Outside Director of Canon Inc.

Masahide Yasuda	Full-time Audit & Supervisory Board Member

Katsuyuki Ogura	Full-time Audit & Supervisory Board Member		- Outside Audit & Supervisory Board Member of Aichi Steel Corporation

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD. - Audit & Supervisory Board Member (External) of Shiseido Company, Limited

Nobuyuki Hirano	Audit & Supervisory Board Member

- Director, Chairman of Mitsubishi UFJ Financial Group, Inc.

- Member of the Board of Directors of MUFG Bank, Ltd.

- Director of Morgan Stanley

- Outside Director and Member of Audit and Supervisory Committee of Mitsubishi Heavy Industries, Ltd.

Notes:

1.	* Representative Director
2.	Mr. Akio Toyoda, who is President and a member of the Board of Directors, concurrently serves as Operating Officer (President).
3.	Mr. Koji Kobayashi, Mr. Didier Leroy and Mr. Shigeki Terashi, all of whom are members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4.

Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo, all of whom are members of the Board of Directors, are outside members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.

5.

Ms. Yoko Wake, Mr. Hiroshi Ozu and Mr. Nobuyuki Hirano, all of whom are Audit & Supervisory Board members, are outside Audit & Supervisory Board members. They are also Independent Audit & Supervisory Board members as provided by the rules of the Japanese stock exchanges on which TMC is listed.

6.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
7.	The positions and areas of responsibility were changed on April 1, 2020, as follows:

Name	Position	Areas of responsibility
Koji Kobayashi	* Member of the Board of Directors	- Chief Risk Officer - Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting

Didier Leroy	Member of the Board of Directors

Shigeki Terashi	Member of the Board of Directors	- Chief Competitive Officer - Chief Project Officer

Notes:
•	* Representative Director
•	Mr. Koji Kobayashi and Mr. Shigeki Terashi, both of whom are members of the Board of Directors, concurrently serve as Operating Officers.

(2) Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2020

1)	Details on Determination of the Amount and Calculation Method of Remuneration to members of the Board of Directors and Audit & Supervisory Board members and the Determination Method

a.

Decision Making Policy and Process TMC believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the Toyoda Precepts, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation [by using CASE* external partnerships based on trust and friendship and internal two way interactive teamwork]. Executive compensation is an important method to motivate executives to take various actions and is determined according to the following policy.

* “CASE” is an acronym for Connected, Autonomous / Automated, Shared, and Electric.

-	It should be a system that encourages members of the Board of Directors to work to improve the medium-to long-term corporate value of TMC

-	It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel

-	It should be a system that motivates members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration for members of the Board of Directors is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member’s home country are also taken into account when determining remuneration amounts and methods. Remuneration for outside members of the Board of Directors and Audit & Supervisory Board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the Board of Directors as of the conclusion of the 115th Ordinary General Shareholders’ Meeting was nine (including three outside members of the Board of Directors).

The amount of remuneration for Audit & Supervisory Board members of TMC was set at 30 million yen or less per month at the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. The number of Audit & Supervisory Board members as of the conclusion of the 104th Ordinary General Shareholders’ Meeting was seven.

The amounts of remuneration for TMC’s members of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the Board of Directors. The members of the “Executive Compensation Meeting” are Takeshi Uchiyamada (Chairman) and Koji Kobayashi, both Representative Directors, as well as Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo, all outside members of the Board of Directors.

The Board of Directors resolves the total amount of remuneration for a given fiscal year and delegates the determination of the amount of remuneration for each member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management and determines the amount of remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance.

Remuneration for Audit & Supervisory Board members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting.

FY2020 compensation was discussed and determined at the Executive Compensation Meetings held in April 2019, and March and April 2020.

Preparation meetings with only outside members of the Board of Directors were held 5 times in total: in August, September, October and December 2019, as well as February 2020. Remuneration for members of the Board of Directors were determined with the unanimous consent of the Executive Compensation Meeting.

<Major discussions made at the Executive Compensation Meetings>

-	Compensation level by position and duties

-	FY2020 KPI evaluation

-	Individual performance evaluation

-	Determination of individual compensation amount

b.	Method of Determining Performance-based Remuneration

1)	Directors with Japanese citizenship (excluding outside members of the Board of Directors)

TMC sets the total amount of remuneration (“Annual Total Remuneration”) received by each member of the Board of Directors in a year based on consolidated operating income, the volatility of the share price of TMC and individual performance evaluation. The balance after deducting fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration.

TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark group of companies located in Japan.

<Concept of Each Item>

Consolidated operating income	Indicator for evaluating TMC’s efforts based on business performance
Volatility of the share price	Corporate value indicator for shareholders and investors to evaluate TMC’s efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the Board of Directors

<Method and Reference Value for Evaluating Indicators and Evaluation Result>

	Evaluation Method	Reference Value	Evaluation Result
Consolidated operating income	Evaluate the degree of attainment of consolidated operating income in FY2020, using required income (set in 2011) for TMC’s sustainable growth as reference value	1 trillion yen	180%
Volatility of TMC’s share price	Comparatively evaluate the volatility of TMC’s share price up to the end of FY2020, using the share price of TMC and the Nikkei stock average at the end of FY2019 as reference values	TMC: 6,487 yen Nikkei average: 21,205 yen

<Method of Setting Annual Total Remuneration>

Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the Board of Directors. Annual Total Remuneration is set for each member of the Board of Directors based on consolidated operating income and the volatility of the share price of TMC, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 15% above or below Annual Total Remuneration for each position.

2)	Directors with foreign citizenship (excluding outside members of the Board of Directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the volatility of the share price of TMC and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the Board of Directors).

c.	Share Compensation System

TMC’s Board of Directors plans to approve share compensation within the maximum share compensation amount of 4.0 billion yen per year that was established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. The overview of the share compensation is as follows.

Eligible persons	Members of the Board of Directors of TMC (excluding outside members of the Board of Directors)

Total amount of the share compensation	Maximum of 4.0 billion yen per year

Amount of the share compensation payable to each member of the Board of Directors	Set each year considering factors such as corporate results, duties, and performance

Type of shares to be allotted and method of allotment	Issue or disposal of common shares (with transfer restrictions under an allotment agreement)

Total number of shares to be allotted	Maximum of 800,000 shares per year in total to eligible members of the Board of Directors

Amount to be paid

Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to eligible members of the Board of Directors

Transfer restriction period	A period of between three and fifty years, as predetermined by the Board of Directors of TMC

Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons.

Gratis acquisition by TMC

TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period.

Directors with foreign citizenship are not eligible for share compensation.

2) Amount of Compensation, the Amount of Compensation by Type of Compensation and the Number of Eligible Executives by Category of Executives

	Number of eligible executives	Amount of compensation by type (million yen)				Amount of compensation (million yen)
Category		Base compensation	Performance-based compensation
		Monthly compensation	Bonus	Share compensation
Members of the Board of Directors (incl. outside members of the Board of Directors)	9 (3)	809 (145)	1,039	437 (67 thousand shares)	*	2,286 (145)
Audit & Supervisory Board members (incl. outside Audit & Supervisory Board members)	8 (3)	213 (54)	—	—		213 (54)

Total	17	1,023	1,039	437 (67 thousand shares)	*	2,499

Notes:

1.

The amount of cash compensation payable to members of the Board of Directors has been set at a maximum total of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) and the amount of share compensation has been set at a maximum total of 4.0 billion yen per year, by resolution at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. Cash compensation consists of monthly compensation and bonuses. The amount of compensation payable to Audit & Supervisory Board members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008.

2.

Performance-based compensation is granted in the amount calculated by multiplying the closing price of common stock on the date immediately before the date of the allotment resolution by the number of shares stated above pursuant to the resolution at the Board of Directors Meeting held on May 12, 2020. *The amount of share compensation stated above is calculated by multiplying the price of common stock at the end of the current period by the number of shares resolved, as a reference.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2020

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuro Sugawara	17/17	—
Member of the Board of Directors	Sir Philip Craven	17/17	—
Member of the Board of Directors	Teiko Kudo	16/17	—
Audit & Supervisory Board Member	Yoko Wake	17/17	16/16
Audit & Supervisory Board Member	Hiroshi Ozu	16/17	14/16
Audit & Supervisory Board Member	Nobuyuki Hirano	16/17	15/16

Each outside member of the Board of Directors and outside Audit & Supervisory Board member contributed by giving opinions based on his or her experience and insight.

2) Details of Limited Liability Agreements

Agreements between the outside members of the Board of Directors or outside Audit & Supervisory Board members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

4. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata LLC

(2) Compensation to Accounting Auditor for FY2020

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

779 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,751 million yen

Notes:

1.

The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor.

2.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

3.

The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

4.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members.

If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting.

5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)

TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)	TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings and other meetings.

[Implementation status]

1)

TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. We notify our executives of the relevant laws and regulations that they are to observe, and the Articles of Incorporation, by listing them in manuals. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)

In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

3)

With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)

Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)

To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3)

Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Honsha Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of product and service quality that sincerely reflects customer feedback, as well as Monozukuri (conscientious manufacturing) that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4)

To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)

TMC has formulated a medium-term management plan for each region, as well as in-house company management plans, based on long-term business strategies that reflect its customers’ mid- to long-term values, technological trends, and so on.

In addition, TMC formulates a “Policy Guideline” establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC’s organization.

2)

TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations.

The Board of Directors appropriately receives information from the president and chief officers who are Operating Officers about the company’s situation that is in conformity with the field, and makes decisions efficiently based on it.

The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

3)

TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established outside the company, as well as through other channels.

[Implementation status]

1)

TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)

TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings.

3)

TMC has established a hotline called “Toyota Speak Up Line” to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.	System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.	Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.	System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.	System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Sustainability Meetings.

1.

TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.

TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at Sustainability Meetings or at the Board of Directors’ meetings in accordance with the standards relating to submission of matters.

3.

TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.

TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC.

In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, such as improvement in handling of matters and reporting to relevant executives, are taken.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)

Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)	TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)

Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)

TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the Compliance Hotline, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)

TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2020 (As of March 31, 2020)	FY2019 (Reference) (As of March 31, 2019)
Assets
Current assets	18,642,531	18,879,237
Cash and cash equivalents	4,190,518	3,574,704
Time deposits	828,220	1,126,352
Marketable securities	678,731	1,127,160
Trade accounts and notes receivable, less allowance for doubtful accounts	2,094,894	2,372,734
Finance receivables, net	6,614,171	6,647,771
Other receivables	564,854	568,156
Inventories	2,434,918	2,656,396
Prepaid expenses and other current assets	1,236,225	805,964
Noncurrent finance receivables, net	10,423,858	10,281,118
Investments and other assets	13,012,522	12,091,100
Marketable securities and other securities investments	7,348,651	7,479,926
Affiliated companies	4,123,453	3,313,723
Employees receivables	21,484	21,683
Other	1,518,934	1,275,768
Property, plant and equipment	10,601,525	10,685,494
Land	1,346,988	1,386,308
Buildings	4,730,783	4,802,175
Machinery and equipment	11,939,121	11,857,425
Vehicles and equipment on operating leases	5,929,233	6,139,163
Construction in progress	510,963	651,713
Less – Accumulated depreciation	(13,855,563)	(14,151,290)

Total assets	52,680,436	51,936,949

	(Amounts are rounded to the nearest million yen)
	FY2020 (As of March 31, 2020)	FY2019 (Reference) (As of March 31, 2019)
Liabilities
Current liabilities	17,902,377	18,226,938
Short-term borrowings	5,286,026	5,344,973
Current portion of long-term debt	4,574,045	4,254,260
Accounts payable	2,434,180	2,645,984
Other payables	1,020,270	1,102,802
Accrued expenses	2,926,052	3,222,446
Income taxes payable	218,117	320,998
Other current liabilities	1,443,687	1,335,475
Long-term liabilities	13,536,208	13,144,801
Long-term debt	10,692,898	10,550,945
Accrued pension and severance costs	978,626	963,406
Deferred income taxes	1,043,169	1,014,851
Other long-term liabilities	821,515	615,599
Total liabilities	31,438,585	31,371,739
Mezzanine equity	504,169	498,073
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity	20,060,618	19,348,152
Common stock, no par value	397,050	397,050
Additional paid-in capital	489,334	487,162
Retained earnings	23,427,613	21,987,515
Accumulated other comprehensive income (loss)	(1,166,273)	(916,650)
Treasury stock, at cost	(3,087,106)	(2,606,925)
Noncontrolling interests	677,064	718,985
Total shareholders’ equity	20,737,682	20,067,137

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	51,936,949

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2020 (April 1, 2019 through March 31, 2020)	FY2019 (Reference) (April 1, 2018 through March 31, 2019)
Net revenues	29,929,992	30,225,681
Sales of products	27,759,749	28,105,338
Financing operations	2,170,243	2,120,343
Costs and expenses	27,487,123	27,758,136
Cost of products sold	23,142,744	23,389,495
Cost of financing operations	1,379,620	1,392,290
Selling, general and administrative	2,964,759	2,976,351
Operating income	2,442,869	2,467,545
Other income (expense)	111,738	(182,080)
Interest and dividend income	232,870	225,495
Interest expense	(32,217)	(28,078)
Foreign exchange gain (loss), net	(79,020)	12,400
Unrealized gains (losses) on equity securities	(24,600)	(341,054)
Other income (loss), net	14,705	(50,843)
Income before income taxes and equity in earnings of affiliated companies	2,554,607	2,285,465
Provision for income taxes	683,430	659,944
Equity in earnings of affiliated companies	271,152	360,066
Net income	2,142,329	1,985,587
Less – Net income attributable to noncontrolling interests	(66,146)	(102,714)
Net income attributable to Toyota Motor Corporation	2,076,183	1,882,873

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2020 and 2019 is 2,058,899 million yen and 1,868,085 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 17,284 million yen and 14,788 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2020

(April 1, 2019 through March 31, 2020)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

Equity transaction with noncontrolling interests and other		(1,881)		5,796		3,915	(32,854)	(28,939)
Comprehensive income
Net income			2,076,183			2,076,183	66,146	2,142,329
Other comprehensive income (loss)
Foreign currency translation adjustments				(313,186)		(313,186)	(20,668)	(333,854)
Unrealized gains (losses) on securities				118,403		118,403	(40)	118,363
Pension liability adjustments				(60,636)		(60,636)	440	(60,196)
Total comprehensive income						1,820,764	45,878	1,866,642
Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(12,434)			(12,434)		(12,434)
Dividends paid to Toyota Motor Corporation common shareholders			(618,801)			(618,801)		(618,801)
Dividends paid to noncontrolling interests							(54,945)	(54,945)
Repurchase of treasury stock					(500,309)	(500,309)		(500,309)
Reissuance of treasury stock		4,053			20,128	24,181		24,181

Balances at March 31, 2020	397,050	489,334	23,427,613	(1,166,273)	(3,087,106)	20,060,618	677,064	20,737,682

FY2019 (Reference)

(April 1, 2018 through March 31, 2019)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

Cumulative effect of accounting changes			1,282,082	(1,309,620)		(27,538)		(27,538)
Equity transaction with noncontrolling interests and other		105				105	(2,226)	(2,121)
Comprehensive income
Net income			1,882,873			1,882,873	102,714	1,985,587
Other comprehensive income (loss)
Foreign currency translation adjustments				29,448		29,448	(2,432)	27,016
Unrealized gains (losses) on securities				(21,111)		(21,111)	(54)	(21,165)
Pension liability adjustments				(51,066)		(51,066)	(3,770)	(54,836)
Total comprehensive income						1,840,144	96,458	1,936,602
Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(9,938)			(9,938)		(9,938)
Dividends paid to Toyota Motor Corporation common shareholders			(636,116)			(636,116)		(636,116)
Dividends paid to noncontrolling interests							(69,367)	(69,367)
Repurchase of treasury stock					(550,107)	(550,107)		(550,107)
Reissuance of treasury stock		(445)			915	470		470

Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 528 consolidated subsidiaries (including variable interest entities) and 72 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-3, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies, which applies mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance on Accounting of Companies, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Securities are stated at fair value. Toyota measures equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes. The acquisition cost of the securities is determined on the average cost method. Changes in fair value on debt securities designated as available-for-sale are recognized in accumulated other comprehensive income. Changes in fair value on equity securities with readily determinable fair values are recognized in net income.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is computed on the straight-line method. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Accounting changes]

1. Adoption of new accounting standard

On April 1, 2019, Toyota adopted a new guidance for leases which requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. As a result of this adoption, Toyota recognized an additional balance of 277,118 million yen as right-of-use assets as of March 31, 2020, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were 37,385 million yen and 239,623 million yen, respectively.

2. Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. As a result of the change in depreciation method, depreciation expense for the fiscal year ended March 31, 2020 decreased by 173,201 million yen. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the fiscal year ended March 31, 2020 increased by 117,001 million yen and 41.80 yen, respectively.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	90,352	million yen
Allowance for credit losses	242,349	million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(959,286)	million yen
Unrealized gains (losses) on securities	117,027	million yen
Pension liability adjustments	(324,014)	million yen

3. Assets pledged as collateral	2,654,916	million yen

4. Guarantees	3,333,385	million yen

5. Number of Model AA Class Shares issued and outstanding as of March 31, 2020	47,100,000	shares

Model AA Class Shares are recorded under mezzanine equity.

[Consolidated Statement of Shareholders’ Equity]

Number of common shares issued and outstanding as of March 31, 2020	3,262,997,492	shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	4,190,518	4,190,518
Marketable securities and other securities investments	7,626,238	7,626,238
Finance receivables	15,511,294	15,703,737
Short-term borrowings and long-term debt	(20,524,031)	(19,896,859)
Derivative financial instruments	66,818	66,818

Note:	Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.
Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.
Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation shareholders’ equity per share	7,252.17 yen

2. Net income attributable to Toyota Motor Corporation per common share
Basic	735.61 yen
Diluted	729.50 yen

[Significant subsequent events]

1. Plant suspensions

For reasons such as government directives as well as anticipated reduced demand for its vehicles due to the global spread of COVID-19, Toyota is continuing after April 2020 to suspend temporarily the production of automobiles and components at selected plants in Japan and overseas. It is uncertain how this suspension will affect Toyota’s financial results.

2. Borrowing funds

Taking into consideration its funding plans, which take into account the risk that COVID-19 will have a prolonged impact, and market trends, in April 2020 Toyota entered into loan agreements and began borrowing funds in an aggregate amount of 1,250,000 million yen with multiple domestic financial institutions. The interest rates under the loan agreements are approximately the same as prevailing market rates, and the tenor of the loans are around one year. None of these agreements has collateral or other material covenant provisions.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

(As of March 31, 2020)

	(Million yen; amounts less than one million yen are omitted)
	FY2020	FY2019 (Reference)
(Assets)
Current assets	6,469,859	7,078,259
Cash and deposits	1,374,450	1,532,026
Trade accounts receivable	1,028,060	1,169,395
Marketable securities	1,437,350	2,067,947
Finished goods	190,981	187,526
Work in process	76,072	86,559
Raw materials and supplies	175,179	155,428
Short-term loans	1,262,702	1,089,951
Others	926,064	790,425
Less: allowance for doubtful accounts	(1,000)	(1,000)
Fixed assets	11,339,386	10,638,734
Property, plant and equipment	1,449,956	1,422,686
Buildings, net	387,123	390,701
Structures, net	60,147	43,450
Machinery and equipment, net	306,364	308,483
Vehicle and delivery equipment, net	27,730	21,101
Tools, furniture and fixtures, net	92,256	88,878
Land	447,746	412,736
Construction in progress	128,588	157,334
Investments and other assets	9,889,430	9,216,047
Investments in securities	6,397,044	6,181,091
Investments in subsidiaries and affiliates	2,604,553	2,317,559
Long-term loans	236,562	219,445
Deferred tax assets	432,241	344,728
Others	262,728	197,823
Less: allowance for doubtful accounts	(43,700)	(44,600)

Total	17,809,246	17,716,993

	(Million yen; amounts less than one million yen are omitted)
	FY2020	FY2019 (Reference)
(Liabilities)
Current liabilities	4,065,018	4,311,774
Trade notes payable	56	37
Electronically recorded obligations-operating	289,095	309,929
Trade accounts payable	847,650	905,859
Short-term borrowings	20,000	20,000
Current portion of bonds	30,000	70,000
Other payables	480,963	445,550
Income taxes payable	55,759	140,322
Accrued expenses	1,467,159	1,508,655
Deposits received	828,449	872,006
Others	45,883	39,413
Long-term liabilities	1,153,337	954,944
Bonds	620,905	441,980
Allowance for retirement benefits	353,392	348,540
Others	179,039	164,423
Total liabilities	5,218,355	5,266,718
(Net assets)
Shareholders’ equity	11,666,845	11,348,759
Common stock	635,401	635,401
Capital surplus	661,270	657,217
Capital reserve	655,322	655,322
Other capital surplus	5,947	1,894
Retained earnings	13,462,445	12,668,370
Legal reserve	99,454	99,454
Other retained earnings	13,362,990	12,568,916
Reserve for special depreciation	166	401
Reserve for reduction of acquisition cost of fixed assets	9,004	9,356
General reserve	6,340,926	6,340,926
Retained earnings carried forward	7,012,893	6,218,231
Less: treasury stock	(3,092,272)	(2,612,230)
Valuation and translation adjustments	924,045	1,101,515
Net unrealized gains on other securities	924,045	1,101,515
Total net assets	12,590,890	12,450,274

Total	17,809,246	17,716,993

UNCONSOLIDATED STATEMENTS OF INCOME

(April 1, 2019 through March 31, 2020)

	(Million yen; amounts less than one million yen are omitted)
	FY2020	FY2019 (Reference)
Net revenues	12,729,731	12,634,439
Cost of sales	10,491,469	9,991,345
Gross profit	2,238,261	2,643,093
Selling, general and administrative expenses	1,259,456	1,316,956
Operating income	978,804	1,326,137
Non-operating income	930,074	1,046,041
Interest income	104,813	97,595
Dividend income	710,251	796,372
Others	115,008	152,073
Non-operating expenses	173,513	49,056
Interest expenses	12,140	9,320
Others	161,373	39,735
Ordinary income	1,735,365	2,323,121
Income before income taxes	1,735,365	2,323,121
Income taxes – current	340,500	444,000
Income taxes – deferred	(29,196)	(17,702)
Net income	1,424,062	1,896,824

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2020

(April 1, 2019 through March 31, 2020)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	635,401	655,322	1,894	657,217	99,454	401	9,356	6,340,926	6,218,231	12,668,370
Changes of items during the period
Appropriation to reserve for special depreciation						6			(6)	—
Reversal of reserve for special depreciation						(241)			241	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(352)		352	—
Dividends paid									(629,987)	(629,987)
Net income									1,424,062	1,424,062
Repurchase of treasury stock
Reissuance of treasury stock			4,052	4,052
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	4,052	4,052	—	(235)	(352)	—	794,662	794,074
Balance at the end of current period	635,401	655,322	5,947	661,270	99,454	166	9,004	6,340,926	7,012,893	13,462,445

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(2,612,230)	11,348,759	1,101,515	1,101,515	—	12,450,274
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(629,987)				(629,987)
Net income		1,424,062				1,424,062
Repurchase of treasury stock	(500,170)	(500,170)				(500,170)
Reissuance of treasury stock	20,128	24,181				24,181
Net changes of items other than shareholders’ equity			(177,469)	(177,469)		(177,469)
Total changes of items during the period	(480,042)	318,085	(177,469)	(177,469)	—	140,616
Balance at the end of current period	(3,092,272)	11,666,845	924,045	924,045	—	12,590,890

FY2019 (Reference)

(April 1, 2018 through March 31, 2019)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	635,401	655,322	2,207	657,530	99,454	676	11,097	6,340,926	4,964,198	11,416,352
Changes of items during the period
Appropriation to reserve for special depreciation						12			(12)	—
Reversal of reserve for special depreciation						(287)			287	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(1,741)		1,741	—
Dividends paid									(644,806)	(644,806)
Net income									1,896,824	1,896,824
Repurchase of treasury stock
Reissuance of treasury stock			(312)	(312)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(312)	(312)	—	(274)	(1,741)	—	1,254,033	1,252,017
Balance at the end of current period	635,401	655,322	1,894	657,217	99,454	401	9,356	6,340,926	6,218,231	12,668,370

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments	Stock acquisition rights	Total net assets
Balance at the beginning of current period	(2,063,061)	10,646,223	1,394,518	1,394,518	205	12,040,947
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(644,806)				(644,806)
Net income		1,896,824				1,896,824
Repurchase of treasury stock	(550,083)	(550,083)				(550,083)
Reissuance of treasury stock	914	601				601
Net changes of items other than shareholders’ equity			(293,003)	(293,003)	(205)	(293,208)
Total changes of items during the period	(549,168)	702,535	(293,003)	(293,003)	(205)	409,327
Balance at the end of current period	(2,612,230)	11,348,759	1,101,515	1,101,515	—	12,450,274

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

(3) TMC has applied the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (PITF No. 39) from the fiscal year ended March 31, 2020, and calculates deferred tax assets and liabilities based on tax law provisions before the revision.

[Unconsolidated balance sheet]

1.	Accumulated depreciation of property, plant and equipment	3,876,979 million yen

2.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	2,508,605 million yen
	Long-term receivables	255,521 million yen
	Short-term payables	1,882,197 million yen
	Long-term payables	151,080 million yen

3.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	8,072,254 million yen
Purchases	6,009,649 million yen
Non-operating transactions	814,330 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2020

Common stock	496,844,960 shares
Model AA Class Shares	100 shares

2.	Dividends from surplus

(1) Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 8, 2019	Common stock	339,892 million yen	120.0 yen	March 31, 2019	May 24, 2019
Directors’ Meeting held on May 8, 2019	First Series Model AA Class Shares	4,969 million yen	105.5 yen	March 31, 2019	May 24, 2019
Directors’ Meeting held on November 7, 2019	Common stock	278,908 million yen	100.0 yen	September 30, 2019	November 27, 2019
Directors’ Meeting held on November 7, 2019	First Series Model AA Class Shares	6,217 million yen	132.0 yen	September 30, 2019	November 27, 2019

(2) Dividends of which record date falls in FY2020 and effective date falls in FY2021

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 12, 2020	Common stock	331,938 million yen	120.0 yen	March 31, 2020	May 28, 2020
Directors’ Meeting held on May 12, 2020	First Series Model AA Class Shares	6,217 million yen	132.0 yen	March 31, 2020	May 28, 2020

[Tax effect accounting]

Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products	Mainly vehicle sales (Note.1)	2,038,891 (Note.2)	Trade accounts receivable	173,092 (Note.2)
				Loan of funds (Note.3)	318,210 (Note.3)	Loans	507,472
Subsidiary	Toyota Motor Europe NV/SA	Equity Direct 100.00%	Sales of TMC products Concurrent posting of directors	Loan of funds (Note.3)	225,421 (Note.3)	Loans	338,525
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 100.00%	Purchase of Daihatsu Motor products Concurrent posting of directors	Deposit of funds (Note.3)	309,762 (Note.3)	Deposits received	304,460
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Deposit of Toyota Financial Services funds Concurrent posting of directors	Deposit of funds (Note.3)	209,734 (Note.3)	Deposits received	199,410

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:	The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc.
Note. 3:	The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common share	4,377.19 yen
2. Net income per common share	504.25 yen

[Significant subsequent events]

1. Plant suspensions

For reasons such as government directives as well as anticipated reduced demand for its vehicles due to the global spread of COVID-19, TMC is continuing after April 2020 to suspend temporarily the production of automobiles and components at selected plants in Japan. It is uncertain how this suspension will affect TMC’s financial results.

2. Borrowing funds

Taking into consideration its funding plans, which take into account the risk that COVID-19 will have a prolonged impact, and market trends, in April 2020 TMC entered into loan agreements in an aggregate amount of 1,250,000 million yen with multiple domestic financial institutions. The interest rates under the loan agreements are approximately the same as prevailing market rates, and the tenor of the loans are around one year. None of these agreements has collateral or other material covenant provisions.

3. Share transfer of AISIN AW CO., LTD.

At its Directors’ Meeting held on October 18, 2019, TMC resolved to transfer all the shares it held in its affiliate AISIN AW CO., LTD. (“AW”), which is a subsidiary of Aisin Seiki Co., Ltd. (“AI”), by applying for a share buyback by AW. TMC, AI and AW signed a basic agreement on October 31, 2019 and the transfer was completed on April 1, 2020.

Overview of share transfer

(1)	Number of shares transferred	Common stock: 3,887,000 shares

(2)	Method of transfer	Application for share buyback by AW

(3)	Transfer price and gain on sales

The transfer price was determined upon discussion among the three parties, taking into account the share value assessed by a third-party institution. TMC expects to record a gain on sales of 257,556 million yen through the transfer.

4. Purchase of NIPPON TELEGRAPH AND TELEPHONE CORPORATION shares and reissuance of treasury stock through third-party allotment

At its Directors’ Meeting held on March 24, 2020, TMC resolved to purchase shares issued by NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) and conduct a reissuance of treasury stock through third-party allotment with NTT as the allottee to form a business and capital alliance with NTT. The parties entered into a memorandum of understanding concerning the business and capital alliance on the same day. Based on the agreement, TMC has completed the purchase of NTT shares and reissuance of treasury stock with NTT as the allottee on April 9, 2020.

Overview of the purchase

(1) Date of purchase	April 9, 2020
(2) Class and number of shares to be purchased	Common stock: 80,775,400 shares
(3) Purchase price	199,999 million yen
(4) Shareholding rate after purchase	2.07%

Overview of reissuance of treasury stock

(1) Date of reissuance	April 9, 2020
(2) Class and number of shares to be reissued	Common stock: 29,730,900 shares
(3) Reissuance price	6,727 yen per share
(4) Total reissuance amount	199,999 million yen
(5) Method of reissuance	Third-party allotment
(6) Recipient of reissuance	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Independent Auditor’s Report

(English Translation*)

May 4, 2020

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Nagoya office

Yasuhiro Nakajima, CPA

Designated limited liability Partner

Engagement Partner

Kenji Tezuka, CPA

Designated limited liability Partner

Engagement Partner

Takeshi Yamaguchi, CPA

Designated limited liability Partner

Engagement Partner

Satoko Nakatani, CPA

Designated limited liability Partner

Engagement Partner

Opinion

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity, and the notes to the consolidated financial statements, of Toyota Motor Corporation and its subsidiaries (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2019 to March 31, 2020.

In our opinion, the consolidated financial statements referred to above prepared by partially omitting the disclosure items required by accounting principles generally accepted in the United States of America in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as referenced by Article 120-3 (3) of said Rules present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the consolidated financial statements.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis-of-matter

As discussed in Accounting changes, the Company changed the manner in which it accounts for the depreciation of property, plant and equipment beginning April 1, 2019.

Our opinion is not modified in respect of this matter.

Responsibilities of Management, the Audit & Supervisory Board and its members for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements prepared by partially omitting the disclosure items required by accounting principles generally accepted in the United States of America in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as referenced by Article 120-3 (3) of said Rules , and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements management is responsible for assessing the appropriateness of use of the going concern basis of accounting in preparing the consolidated financial statements, and disclosing, as applicable, matters related to going concern in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as referenced to Article 120-3 (3) of said Rules that allow the partial omission of the disclosure items required by accounting principles generally accept in the United States of America.

The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an opinion in an independent auditor’s report. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the consolidated financial statement audit is not to express an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Assess whether the presentation of the consolidated financial statements and related notes are prepared by partially omitting the disclosure items required by accounting principles generally accepted in the United States of America in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as referenced by Article 120-3(3) of said Rules, as well as whether the presentation, composition, and content of the consolidated financial statements and related notes properly present the transactions and accounting events on which the consolidated financial statements are based.

•

Obtain sufficient and appropriate audit evidence about the financial information of the Company to express an opinion on the consolidated financial statements. The auditor is responsible for the direction, supervision, and implementation of the audit of the consolidated financial statements. The auditor is solely responsible for the audit opinion.

We communicate with the Audit & Supervisory Board and its members regarding, among other matters required by the auditing standards generally accepted in Japan, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	Notes to the Readers of Independent Auditor’s Report

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

Independent Auditor’s Report

(English Translation*)

May 4, 2020

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Nagoya office

Yasuhiro Nakajima, CPA

Designated limited liability Partner

Engagement Partner

Kenji Tezuka, CPA

Designated limited liability Partner

Engagement Partner

Takeshi Yamaguchi, CPA

Designated limited liability Partner

Engagement Partner

Satoko Nakatani, CPA

Designated limited liability Partner

Engagement Partner

Opinion

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the accompanying financial statements, which comprise the balance sheet, statement of income, statement of changes in net assets and notes to the financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 116th fiscal year from April 1, 2019 to March 31, 2020.

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements and the supplementary schedules in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit & Supervisory Board and its members for the Financial Statements and the Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit & Supervisory Board and its members are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules

Our objectives are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the unconsolidated financial statement audit is not to express an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures of the financial statements and the supplementary schedules are in accordance with accounting principles generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	Notes to the Readers of Independent Auditor’s Report

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2020 extending from April 1, 2019 through March 31, 2020, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

We, the Audit & Supervisory Board Members, will continue to monitor initiatives to cope with COVID-19.

May 11, 2020
Audit & Supervisory Board of Toyota Motor Corporation
Full-time Audit & Supervisory Board Member	Haruhiko Kato	Outside Audit & Supervisory Board Member	Yoko Wake
Full-time Audit & Supervisory Board Member	Masahide Yasuda	Outside Audit & Supervisory Board Member	Hiroshi Ozu
Full-time Audit & Supervisory Board Member	Katsuyuki Ogura	Outside Audit & Supervisory Board Member	Nobuyuki Hirano

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